# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calamos Aksia Alternative Credit & Income Fund, CIK 0001937073
CUSIP: 12811A309
Title of class of securities: Class I
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001323271
Persons authorized to receive notices and communications: Maya Fishman, 599 Lexington Avenue, 37th Floor, New York, New York (NY), 10022, (212) 710-5710

## Reporting persons
- James H. Vos (CIK 0001323271): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 263,653.39; shared voting power 9,527,838.79; sole dispositive power 263,653.39; shared dispositive power 9,527,838.79; aggregate amount beneficially owned 9,791,492.19 (7.7% of the class)
  Comment: 1 James Vos is the Managing Member and CEO of Aksia LLC, which has shared voting power and shared dispositive power over 9,527,838.791 Class I Shares held by K-Multi CAPIX Fo1, LP, a Cayman Islands exempted limited partnership. Pursuant to Rule 13d-4, Mr. Vos disclaims beneficial ownership of the securities reflected herein over which he does not have sole voting or investment power.
  
  2 This percentage is based on 126,597,703.78 Class I Shares issued and outstanding on October 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class I
Name of issuer: Calamos Aksia Alternative Credit & Income Fund
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois (IL), 60563
Comment:
The issuer is Calamos Aksia Alternative Credit & Income Fund ("CAPIX"). The title of the class of securities is Class I shares, par value $0.001 per share (the "Class I Shares").

The address of the principal executive offices of the Issuer is 2020 Calamos Court, Naperville, Illinois 60563-2787.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by James Vos (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 599 Lexington Ave 37th Floor, New York, NY 10022.
Present principal occupation or employment: The present principal occupation of the Reporting Person is Managing Member and Chief Executive Officer of Aksia LLC.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Statement relates to 9,527,838.791 Class I Shares directly beneficially owned by K-Multi CAPIX Fo1, LP, a Cayman Islands exempted limited partnership. K Multi Fo1 GP LP, a Delaware limited partnership, is the general partner of K-Multi CAPIX Fo1, LP. Aksia LLC, a Delaware limited liability company, is the general partner of K Multi Fo1 GP LP and the Reporting Person is the managing member of Aksia LLC. In such capacities, each of K Multi Fo1 GP LP, Aksia LLC and the Reporting Person may be deemed to indirectly beneficially own the Class I Shares reported herein directly beneficially owned by K-Multi CAPIX Fo1, LP.

K-Multi CAPIX Fo1, LP has acquired Class I Shares as indicated below:

Date Transaction Type Number of Shares Acquired Price Per Share

May 29, 2026 Purchase 4,766,414.142 $10.56

June 15, 2026 Automatic Monthly
Dividend Reinvestment
Plan (DRP) 36,350.155 $10.49

July 6, 2026 Q2 bonus share issuance 2,996.032 $10.54

July 15, 2026 DRP 36,650.222 $10.49

October 1, 2026 Purchase 4,685,428.240 $10.53

Purchases were acquired in the ordinary course of K-Multi CAPIX Fo1, LP's business using fund assets.

In addition, as reported on a Form 4 filed with the SEC on June 23, 2023, the Reporting Person acquired 199,600.798 Class I Shares in the open market on June 22, 2023 using personal assets and has received additional shares through the DRP.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Person has served as a vice president and director of the Issuer since January 24, 2023. As a vice president and director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of the Issuer and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the Class I Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The disclosures herein, and any future amendments hereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which the Reporting Person is not a party or other matters that the Reporting Person may learn of or be involved with in his capacity as a vice president and director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to rows 1 to 4 and 7 to 13 of the cover page of this Schedule 13D are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of the Class I Shares beneficially owned by K-Multi CAPIX Fo1, LP, K Multi Fo1 GP LP, or Aksia LLC and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses to rows 1 to 4 and 7 to 13 of the cover page of this Schedule 13D are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of the Class I Shares beneficially owned by K-Multi CAPIX Fo1, LP, K Multi Fo1 GP LP, or Aksia LLC and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, The Reporting Person has not effected any transactions in the Class I Shares in the sixty days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class I Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person's responses to Items 3 and 4 are incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- James H. Vos: /s/ James H. Vos, Individual (10/07/2026)